

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 0407

March 29, 2005

<u>**Via U.S. Mail and Fax (305) 751-8390**</u>
Venerando J. Indelicato
Prinicpal Financial Officer
Dryclean USA, Inc.
290 N.E. 68th Street
Miami, FL 33138

> **RE: Dryclean USA, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2004**
> **Filed September 28, 2004**
>
> **Form 10-Q for the quarters ended September 30 and December 31, 2004**
> **File No. 1-14757**

Dear Mr. Indelicato:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director